UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
Sec. 240.13d-2(a)

(Amendment No. 1)1

BOINGO WIRELESS INC
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

09739C102
(CUSIP Number)

CHRISTOPHER S. KIPER
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(310) 729-8588
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,393,497
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,393,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.57%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 111,809
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 111,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 297,727
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 297,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,803,033
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,803,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.63%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,803,033
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,803,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.63%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,803,033
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,803,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.63%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,803,033
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,803,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.63%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,803,033
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,803,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.63%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,803,033
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,803,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.63%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Special IV were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 1,393,497 Shares owned directly by Legion Partners I is approximately $10,460,586 including brokerage commissions. The aggregate purchase price of the 111,809 Shares owned directly by Legion Partners II is approximately $839,640 including brokerage commissions. The aggregate purchase price of the 297,727 Shares owned directly by Legion Partners Special IV is approximately $2,375,683, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)
The aggregate percentage of Shares reported owned by each person named herein is based upon 38,984,462 Shares outstanding as of April 28, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the Securities and Exchange Commission on May 8, 2017.

A.	Legion Partners I

(a)	As of the close of business on July 24, 2017, Legion Partners I beneficially owned 1,393,497 Shares.

Percentage: Approximately 3.57%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,393,497
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,393,497

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on July 24, 2017, Legion Partners II beneficially owned 111,809 Shares.

Percentage: Approximately <1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 111,809
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 111,809

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners Special IV

(a)	As of the close of business on July 24, 2017, Legion Partners Special IV beneficially owned 297,727 Shares.

Percentage: Approximately <1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 297,727
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 297,727

(c)	The transactions in the Shares by Legion Partners Special IV during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IV, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,393,497 Shares owned by Legion Partners I, (ii) 111,809 Shares owned by Legion Partners II, and (iii) 297,727 Shares owned by Legion Partners Special IV.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,803,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,803,033

(c)
Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IV during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IV, may be deemed the beneficial owner of the (i) 1,393,497 Shares owned by Legion Partners I, (ii) 111,809 Shares owned by Legion Partners II, and (iii) 297,727 Shares owned by Legion Partners Special IV.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,803,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,803,033

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IV during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,393,497 Shares owned by Legion Partners I, (ii) 111,809 Shares owned by Legion Partners II, and (iii) 297,727 Shares owned by Legion Partners Special IV.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,803,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,803,033

(c)
Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IV during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Kiper, Vizi and White

(a)
Each of Messrs. Kiper, Vizi and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,393,497 Shares owned by Legion Partners I, (ii) 111,809 Shares owned by Legion Partners II, and (iii) 297,727 Shares owned by Legion Partners Special IV.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,803,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,803,033

(c)
None of Messrs. Kiper, Vizi or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IV during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of July 21, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2017

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Special Opportunities, L.P. IV,

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Raymond White
Raymond White

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

LEGION PARTNERS, L.P. I
							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost

WIFI	WIFI	SELL	5/19/17	10,324		$15.83	$215	$163,186
WIFI	WIFI	SELL	5/22/17	38,236		$15.87	$783	$606,026
WIFI	WIFI	SELL	6/6/17	17,466		$16.96	$361	$295,828
WIFI	WIFI	SELL	6/7/17	1,159		$16.89	$29	$19,543
WIFI	WIFI Jul '17 $15 C	SHORT	6/13/17		-355	$1.21	$371	($42,523)
WIFI	WIFI Jul '17 $15 C	SHORT	6/14/17		-146	$1.00	$153	($14,447)
WIFI	WIFI Jul '17 $15 C	SHORT	6/15/17		-32	$1.00	$33	($3,167)
WIFI	WIFI Jul '17 $15 C	SHORT	6/16/17		-317	$1.01	$331	($31,774)
WIFI	WIFI Jul '17 $15 C	SHORT	6/19/17		-77	$1.11	$81	($8,443)
WIFI	WIFI Jul '17 $15 C	SHORT	6/20/17		-151	$1.06	$158	($15,860)
WIFI	WIFI Jul '17 $15 C	SHORT	6/21/17		-144	$1.17	$151	($16,752)
WIFI	WIFI Jul '17 $15 C	SHORT	6/22/17		-34	$1.15	$36	($3,874)
WIFI	WIFI Jul '17 $15 C	COVER	7/21/17		108	$0.15	$113	$1,733
WIFI	WIFI	ASSIGN SELL1	7/21/17	114,800		$15.00	$65	$1,721,935

LEGION PARTNERS, L.P. II
							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost

WIFI	WIFI	SELL	5/19/17	970		$15.83	$25	$15,328
WIFI	WIFI	SELL	5/22/17	3,593		$15.87	$78	$56,943
WIFI	WIFI	SELL	5/30/17	8,500		$15.73	$178	$133,491
WIFI	WIFI	SELL	6/2/17	12,500		$16.96	$260	$211,697
WIFI	WIFI	SELL	6/6/17	1,401		$16.96	$34	$23,725
WIFI	WIFI	SELL	6/7/17	93		$16.89	$2	$1,569
WIFI	WIFI Jul '17 $15 C	SHORT	6/13/17		-29	$1.21	$30	($3,474)
WIFI	WIFI Jul '17 $15 C	SHORT	6/14/17		-12	$1.00	$13	($1,187)
WIFI	WIFI Jul '17 $15 C	SHORT	6/15/17		-2	$1.00	$2	($198)
WIFI	WIFI Jul '17 $15 C	SHORT	6/16/17		-25	$1.01	$26	($2,506)
WIFI	WIFI Jul '17 $15 C	SHORT	6/19/17		-6	$1.11	$6	($658)
WIFI	WIFI Jul '17 $15 C	SHORT	6/20/17		-12	$1.06	$13	($1,260)
WIFI	WIFI Jul '17 $15 C	SHORT	6/21/17		-12	$1.17	$13	($1,396)
WIFI	WIFI Jul '17 $15 C	SHORT	6/22/17		-3	$1.15	$3	($342)
WIFI	WIFI Jul '17 $15 C	COVER	7/21/17		9	$0.15	$9	$144
WIFI	WIFI	ASSIGN SELL1	7/21/17	9,200		$15.00	$28	$137,972
Legion Partners Special Opportunities, L.P. IV
							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost

WIFI	WIFI	SELL	5/19/17	2,206		$15.83	$50	$34,865
WIFI	WIFI	SELL	5/22/17	8,171		$15.87	$171	$129,503
WIFI	WIFI	SELL	6/6/17	3,733		$16.96	$81	$63,223
WIFI	WIFI	SELL	6/7/17	248		$16.89	$5	$4,183
WIFI	WIFI Jul '17 $15 C	SHORT	6/13/17		-76	$1.21	$79	($9,104)
WIFI	WIFI Jul '17 $15 C	SHORT	6/14/17		-31	$1.00	$32	($3,068)
WIFI	WIFI Jul '17 $15 C	SHORT	6/15/17		-7	$1.00	$7	($693)
WIFI	WIFI Jul '17 $15 C	SHORT	6/16/17		-68	$1.01	$71	($6,816)
WIFI	WIFI Jul '17 $15 C	SHORT	6/19/17		-17	$1.11	$18	($1,864)
WIFI	WIFI Jul '17 $15 C	SHORT	6/20/17		-32	$1.06	$33	($3,361)
WIFI	WIFI Jul '17 $15 C	SHORT	6/21/17		-31	$1.17	$32	($3,606)
WIFI	WIFI Jul '17 $15 C	SHORT	6/22/17		-7	$1.15	$7	($798)
WIFI	WIFI Jul '17 $15 C	COVER	7/21/17		23	$0.15	$24	$369
WIFI	WIFI	ASSIGN SELL1	7/21/17	24,600		$15.00	$34	$368,966
____________________
1 Represents the assignment of the July 2017 $15 Calls sold short.